UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ONCOCYTE CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

68235C107

(CUSIP Number)

December 5, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68235C107

1	Name of Reporting Person: PATRICK W SMITH TTEE THE SMITH IRREVOCABLE TRUST U/A DTD 05/01/2015 I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,558,437
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,558,437

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 1,558,437
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12	TYPE OF REPORTING PERSON OO

1	Names of Reporting Person: Patrick W. Smith I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,558,437
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,558,437

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 1,558,437
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G/A

Item 1(a)	Name of Issuer: Oncocyte, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 15 Cushing, Irving, California 92618

Item 2(a)

Name of Persons Filing:

This Schedule 13G/A is being filed by and on behalf of (i) PATRICK W SMITH TTEE THE SMITH IRREVOCABLE TRUST U/A DTD 05/01/2015 (the “Trust”), and (ii) Patrick W. Smith, as trustee of the Trust (each, a “Reporting Person” and collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated October 9, 2024, a copy of which is incorporated by reference as Exhibit A to the Schedule 13G filed by the Reporting Persons on October 9, 2024, pursuant to which the Reporting Persons agreed to file this Schedule 13G/A and any amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Act of 1933, as amended.

Item 2(b)	Address of Principal Business Office, or if None, Residence: c/o Patrick Smith, TTEE, 11445 E. Via Linda, Suite 2-411, Scottsdale, AZ 85259

Item 2(c)	Citizenship: The Trust is formed under the laws of the State of Arizona. Patrick W. Smith is a citizen of the United States.

Item 2(d)	Title of Class of Securities: Common Stock, no par value.

Item 2(e)	CUSIP Number: 68235C107

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is: Not Applicable.

Item 4

Ownership:

(a) through (c):

The information requested herein is incorporated by reference to the cover pages to this Schedule 13G/A. Percentage ownership is based on 16,835,247 shares of Common Stock outstanding as of November 5, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 12, 2024.

The shares reported herein are directly held by the Trust. As the trustee of the Trust, Patrick W. Smith may be deemed to beneficially own the securities held by the Trust. Patrick W. Smith disclaims beneficial ownership of the shares reported herein except to the extent of his pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of the Class: Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8	Identification and Classification of Members of the Group: Not Applicable.

Item 9	Notice of Dissolution of Group: Not Applicable.

Item 10

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2024

PATRICK W SMITH TTEE THE SMITH IRREVOCABLE TRUST U/A DTD 05/01/2015

By:	/s/ Patrick W. Smith
Name:	Patrick W. Smith
Title:	Trustee

PATRICK W. SMITH

/s/ Patrick W. Smith
Patrick W. Smith, individually